# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Korro Bio, Inc., CIK 0001703647
CUSIP: 500946108
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 60 First Street, 2nd Floor, Suite 250, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 03/10/2026
Amends the filing with accession number 0001072613-23-000581
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 21,190; shared voting power 1,435,487; sole dispositive power 21,190; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,456,677 (9.9% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,435,487; sole dispositive power 0; shared dispositive power 1,435,487; aggregate amount beneficially owned 1,435,487 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Korro Bio, Inc.
Address of issuer's principal executive offices: 60 First Street, 2nd Floor, Suite 250, Cambridge, Massachusetts (MA), 02141
Comment:
This Amendment No. 2 ("Amendment No. 2") to Schedule 13D amends and supplements the Schedule 13D originally filed on November 17, 2023 (the "Schedule 13D") and Amendment No. 1 thereto filed on April 24, 2024 ("Amendment No. 1") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 2 have the meanings assigned thereto in the Schedule 13D (and Amendment No. 1 thereto). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D (and Amendment No. 1 thereto).

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 17, L.P. ("NEA 17"); NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17; and NEA 17 GP, LLC ("NEA 17 LLC" and, together with NEA Partners 17, the "Control Entities"), which is the sole general partner of NEA Partners 17; and Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker"), and Rick Yang ("Yang") (together, the "Managers"). The Managers are the managers of NEA 17 LLC.

The persons named in this Item 2 are referred to individually herein as "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The address of the principal business office of NEA 17, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of NEA 17 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of each of the Managers is to manage the Control Entities, NEA 17 and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: NEA 17 LLC is a limited liability company organized under the laws of the State of Delaware. NEA 17 and NEA Partners 17 are limited partnerships organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 9, 2026, the Issuer entered into a subscription agreement (the "Subscription Agreement") with a number of institutional accredited investors, including NEA 17, pursuant to which the Issuer agreed to issue and sell to the investors in a private placement (the "2026 Private Placement") (i) an aggregate of 4,501,928 shares of Common Stock and (ii) pre-funded warrants to purchase an aggregate of 3,148,836 shares of Common Stock (the "Pre-Funded Warrants"). The 2026 Private Placement closed on March 10, 2026.

In connection with the closing, NEA 17 purchased (i) 207,100 shares of Common Stock at a purchase price of $11.11 per share and (ii) Pre-Funded Warrants to purchase 242,945 shares of Common Stock (the "NEA 17 Pre-Funded Warrants") at a purchase price of $11.109 per Pre-Funded Warrant with an exercise price of $0.001 per underlying share of Common Stock. The exercise price of each Pre-Funded Warrant is subject to customary adjustments. The Pre-Funded Warrants are exercisable at the option of the holder at any time after their issuance; provided that the Pre-Funded Warrants carry a limitation on exercise if such exercise would cause the number of shares of Common Stock owned by the holder (together with its affiliates and certain other related parties) to exceed 9.99% of the total number of shares of Common Stock, which percentage may be increased or decreased at the option of the holder upon 61 days' prior notice, not to exceed 19.99% (the "Beneficial Ownership Limitation").

NEA 17 now owns a total of 1,297,893 shares of Common Stock and a right, upon exercise of the NEA 17 Pre-Funded Warrants and taking into account the Beneficial Ownership Limitation and the Behbahani Option Shares, to purchase up to 137,594 shares of Common Stock (the "Exercisable Shares") for a total deemed ownership of 1,435,487 shares of Common Stock (the "NEA 17 Shares").

The working capital of NEA 17 is the source of the funds for the purchase of the NEA 17 Shares. No part of the purchase price of the NEA 17 Shares is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the NEA 17 Shares.

The foregoing description of the Subscription Agreement and the terms and conditions of the securities issued thereunder is qualified in its entirety by reference to the full text of the Subscription Agreement, a copy of which is attached as Exhibit 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on March 9, 2026 (the "Form 8-K") and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
NEA 17 acquired the NEA 17 Shares for investment purposes. Information with respect to the 2026 Private Placement set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 4.

Subject to the Registration Rights Agreement, the 2024 Registration Rights Agreement and the 2026 Registration Rights Agreement (as defined below) and depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 17 and the other Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to beneficially own the NEA 17 Shares. As members of NEA 17 LLC each of the Managers may be deemed to own beneficially the NEA 17 Shares.

As of March 12, 2026, Behbahani is the record owner of options to purchase 21,190 shares of Common Stock exercisable within 60 days (the "Behbahani Option Shares").

Each Reporting Person disclaims beneficial ownership of the NEA 17 Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage was calculated based on 14,560,165 outstanding shares of Common Stock, which is the sum of (i) 14,422,571 shares of Common Stock reported by the Issuer to be outstanding as of March 10, 2026 in the Issuer's Form 10-K, filed with the SEC on March 12, 2026 and (ii) the Exercisable Shares. The percentage set forth on the cover sheet for Behbahani is calculated based on the shares described in the preceding sentence plus the Behbahani Option Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information with respect to the 2026 Private Placement set forth in Item 3 above is incorporated herein by reference to the extent responsive to this Item 6.

In connection with the 2026 Private Placement and pursuant to the terms of the Subscription Agreement, on March 9, 2026, the Issuer, NEA 17 and other investors party to the Subscription Agreement entered into a registration rights agreement (the "2026 Registration Rights Agreement"), pursuant to which the Issuer agreed to provide certain registration rights with respect to the Registrable Securities (as defined in the 2026 Registration Rights Agreement) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, and applicable state securities laws. A copy of the 2026 Registration Rights Agreement is attached as Exhibit 10.2 to the Form 8-K and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (03/12/2026)
- New Enterprise Associates 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (03/12/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (03/12/2026)
- NEA Partners 17, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (03/12/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (03/12/2026)
- NEA 17 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (03/12/2026)
- Forest Baskett: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Forest Baskett (03/12/2026)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (03/12/2026)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (03/12/2026)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence, Jr. (03/12/2026)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (03/12/2026)
- Edward T. Mathers: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Edward T. Mathers (03/12/2026)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (03/12/2026)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (03/12/2026)
- Rick Yang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Rick Yang (03/12/2026)
Comment: This Amendment No. 2 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.